

February 22, 2012

<u>Via E-mail</u>
Shawn Arizmendi
President
Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802

> **Re: Ultimate Rack, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 26, 2012**
> **File No. 333-179188**

Dear Mr. Arizmendi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the $0.01 per share price of the shares you are registering is the same price that the selling security holders paid for their shares in private placements. As such, it appears the $0.01 per share price prohibits the selling security shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.01 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or tell us why you do not believe this is necessary.

<u>Registration Statement Cover Page</u>

2. Refer to footnote (2) to the fee table. It appears the fee should be calculated by reference to Rule 457(a), not 457(o). Please revise the fee table accordingly or advise.

Shawn Arizmendi
Ultimate Rack, Inc.
February 22, 2012
Page 2

Prospectus Summary, page 1

3. Please disclose, and revise to update with any subsequent amendments, your cash on hand, monthly burn rate, and the number of months you expect your cash to last at this rate, absent revenues or additional financing, as of the most recent practicable date. Similarly revise under the Plan of Operation section on page 14.

4. Please disclose that you will require at least $132,616 to fund your operations in the next twelve months and $24,000 each year thereafter in order to sustain your operations as a public company and discuss the source(s) of funds expected to satisfy your requirements. Revise your liquidity section in this manner as well. We note your disclosure in the risk factor on page 2.

5. Please revise to realistically present your current stage of development by summarizing each of the steps you must take to commence operations including the concrete steps you have taken to date to design the ultimate rack and implement your business plan and disclose the estimated cost and timeframe to complete each step. Revise the Description of Business section in this manner as well.

Risk Factors, page 2

6. Please add a risk factor describing the risks associated with your dependence on a third party manufacturer located in China to manufacture your bicycle racks. We note in this regard your disclosure on page 10.

7. Please add a risk factor describing the risks of conflict of interest because your President and Secretary only work for you ten and five hours per week, respectively. We note in this regard your disclosure on page 12.

8. Please add a risk factor describing the risk that you may be exposed to product liability actions or advise.

Risks Related to Our Business, page 2

We May Incur Significant Costs to be a Public Company, page 4

9. Please revise this risk factor to provide an estimate of the expected expenses you will incur as a public company.

Risks Related To Our Capital Stock, page 4

10. Please add a risk factor describing the risks to shareholders because your officers and directors hold approximately 77.52% of your outstanding common stock.

Special Note Regarding Forward-Looking Statements, page 6

11. Please advise as to the "expected impact of the Share Exchange on the parties' individual and combined financial performance" or delete this language. Similarly revise the second paragraph of this section to remove any references to the "potential effects on the parties and the transaction" and uncertainties "(some of which are beyond the parties' control)" or advise.

Selling Security Holders, page 7

12. We note that there appears to be several selling security holders with the same last name and one selling security holder appears to have the same last name as the two directors and officers of your company. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please advise or revise your table as necessary.

Description of Business, page 10

13. Please disclose whether you have leased warehouse space. If so, disclose the location of the warehouse and the terms of the lease and file the lease as an exhibit to your amended registration statement. Alternatively, disclose when you expect to obtain warehouse space and the estimated square footage required.

14. Please disclose your web address or whether expect to obtain one.

15. Please disclose in a separately captioned section any material state or local government regulations or licensing requirements for you to operate as a distributor.

Products and Services, page 11

16. Please clarify whether you have completed the design phase of the ultimate rack and if not, when you anticipate the design will be complete. Explain in greater detail how your design factored in the "rocking and bouncing" described in the last sentence on page 11.

17. Please disclose how you obtain ratings for your tow bars at various weights. Additionally, please explain what you mean and provide support for your statement that the design "would probably be strong enough to support twice the weight of any four bicycles manufactured."

18. In this regard, please describe the processes you undertook or expect to undertake to test or certify your bicycle rack. To the extent testing or certification is not complete, disclose the expected timeframe for testing or certification. If you do not intend to undertake any testing or certification, revise to so state.

19. We note your disclosure in the first paragraph on page F-7. Please briefly describe what makes your design "proprietary" and disclose whether you have obtained or intend to obtain any intellectual property protection for the ultimate rack. If you have not or do not expect to, please add a risk factor describing the attendant risks.

Competition, page 12

20. Please discuss the basis upon which you believe that you compete with the companies listed. Clarify here, if true, that these companies more substantial means, market recognition and stage of business development put them at an extreme competitive advantage to you, despite possible advantages to your proposed product.

Market for Common Equity and Related Stockholder Matters, page 13

Holders of Capital Stock, page 13

21. It appears you have 41 holders of your common stock as opposed to 39 holders. Please revise this section accordingly or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Plan of Operation, page 14

22. Please revise this entire section to add specificity about your business plan and the obstacles you face in implementing your business plan. In doing so, please add detail where possible about costs, milestones, and any additional financing needed and your plans for obtaining such additional financing. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes.

23. With a view to revised disclosure, please provide us with the basis for your sales estimates and estimated costs for the fiscal years ended October 31, 2012, 2013, and 2014, respectively. Please note that you must have a reasonable basis for your assessment of future performance. Refer to Item 10(b)(1) of Regulation S-K.

24. Please disclose the portion of projected expenses attributable to cost of goods sold and the portion attributable to selling, general and administrative, and other fixed costs. Additionally, please discuss how you expect to be able to reduce your expenses per rack so dramatically year over year.

25. It appears from your disclosure in the last three paragraphs on page 14 that you expect to have significantly higher selling, general and administrative, and other fixed costs in your first year of operation. Please discuss in greater detail the start up costs, including

marketing expenditures, and timeframes as you complete the design of the ultimate rack and introduce it to the market.

26. Please discuss how the retail price you expect to charge for the ultimate rack compares to the market price for similar bicycle racks.

27. Please discuss in detail the distribution method(s) you expect to rely upon to distribute the ultimate rack and the territories where you expect to sell the ultimate rack. Additionally, disclose whether you have arrangements with retailers or other third parties to sell your product to the end customer. If not, disclose when you anticipate entering into such arrangements. If so, please file the agreements as exhibits to your amended registration statement or advise.

28. Please disclose when you anticipate entering into an agreement with a manufacturer to manufacture the ultimate rack. Discuss what you expect the invoice terms to be. To the extent you must pay for your inventory before you collect revenues from sales to retailers or customers, disclose how you intend to finance your inventory.

Capital Resources and Liquidity, page 15

29. Please reconcile your disclosure in the second to last sentence of the first paragraph of this section with your disclosure in the first paragraph of the Plan of Operation section, which appears to suggest that your projected expenses will exceed projected revenues from sales of the ultimate rack for the fiscal year ended October 31, 2012.

Executive Compensation, page 16

Summary Compensation Table, page 16

30. Please remove footnote (3) to the Summary Compensation Table or advise. It appears the amounts of the stock awards are calculable as you have included the dollar value of each stock award in the table.

Back Cover Page

31. Please advise as to what information you have referred investors to that is not contained in the prospectus. Alternatively, please revise the first sentence of the first paragraph of this section to remove any inference that you have referred investors to information that is not contained within the prospectus.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

    32. Please revise this section to state briefly the facts relied upon to make the exemption from registration available for the Regulation D Rule 506 offering. Refer to Item 701 of Regulation S-K.

    33. We note you commenced an offering in reliance on Rule 506 of Regulation D on August 12, 2010; however, we are unable to locate a Form D filed in connection with this offering. Please advise.

Exhibit 5.1

    34. Please file a signed opinion or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions you may have.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
       Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP